Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
     The following table sets forth our consolidated ratio of earnings to fixed charges for each of the periods indicated:

	Years Ended December 31,
	2005	2004	2003	2002	2001
Ratio of Earnings to Fixed Charges	4.0	2.7	2.0	*	*
*	The earnings for the years ended December 31, 2002 and 2001 were inadequate to cover total fixed charges. The coverage deficiencies for the years ended December 31, 2002 and 2001 were (in thousands): $63,192 and $6,665,780, respectively.
     In computing the ratio of earnings to fixed charges, earnings have been based on income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest, amortization of debt issuance costs and the portion of rental expense on operating leases attributable to interest.